EXHIBIT 11.1

Exhibit 11.1 - Computation of Earnings per Share

June 30, 2005
Basic:

Net loss	($1,249,634)

Average shares:
Average shares outstanding	87,992,153

Net income per common share, basic	($0.01)

Diluted:

Net loss	($1,249,634)

Average shares:
Average shares outstanding	99,383,653

Net income per common share, basic	($0.01)